AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                       ONE CORPORATE DRIVE, P. O. BOX 883
                           SHELTON, CONNECTICUT 06484

                                (A Stock Company)

END-VLI/ADB(01/00)

                                   Endorsement

This Endorsement is made part of the Policy to which it is attached. It is effective on the date such Policy is effective. The following provision is added to the Policy:

                ACCELERATED DEATH BENEFIT DUE TO TERMINAL ILLNESS

General: The accelerated Death Benefit is pre-payment to you, not to the Insured or to a Beneficiary, of a portion of the Death Proceeds. Only one such payment is permitted. Payment may be made as described in the Payment Options section of this Policy.

Amount of the Accelerated Death Benefit: The amount of the accelerated Death Benefit payment is subject to a maximum, but you may request that less than the maximum be paid. The maximum amount payable before any reductions is the lesser of $250,000 and 50% of the Death Benefit as of the Valuation Date we approve such payment. The actual amount payable will be reduced by the following:

          a) 12 months of interest on that amount. The applicable interest rate equals the loan interest rate shown in the Schedule;

     and

          b) A pro-rata portion of any outstanding Debt, based on the ratio by which the Death Benefit is reduced as a result of the accelerated Death Benefit payment.

Requirements for Payment of the Accelerated Death Benefit: The accelerated Death Benefit is payable only when all our requirements are met. The requirements are:

          a) You and any person or entity with a vested interest in this Policy, including, but not limited to, an irrevocable Beneficiary or an assignee, must make the request that we make such a payment.

          b)   Such a request must be In Writing.

          c) We receive In Writing proof satisfactory to us that the Insured, but only the last surviving Insured if there are two Insureds, became terminally ill, as defined below, at least 30 days after the Issue Date or became terminally ill as a result of an accident that occurred after the Issue Date.

          d) We receive all information required to meet our obligations for tax or other regulatory reporting.


Terminally ill, for purposes of this provision, means a condition diagnosed by a physician, as defined below, which is expected to result in death within 12 months for 80% of the diagnosed cases. Physician, for purposes of this provision, is a person other than you, the Insured, or a member of either your or the Insured's family, who meets the definition of physician as defined in the Code. We may change the definition of terminally ill or physician to the extent needed to make any payment pursuant to this provision exempt from federal or state income taxation.

Consequences to the Policy of an Accelerated Death Benefit Payment: An accelerated Death Benefit payment reduces the Specified Amount, Account Value, Basic Death Benefit, Guaranteed Minimum Death Benefit, Minimum Required Death Benefit, and any Debt in the same ratio as the Death Benefit is reduced as of the Valuation Period such a payment is made.

PLEASE  CONSULT  YOUR TAX  ADVISOR  REGARDING  ANY TAX  ISSUES  WITH  RESPECT TO
EXERCISING  ANY  PROVISIONS  UNDER  THIS  POLICY.  THIS IS NOT A LONG  TERM CARE
POLICY.

                   American Skandia Life Assurance Corporation

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                                    PRESIDENT